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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

Enclosure: 2002 Half-Year Report

2002 half year report

PRESIDENT AND CEO'S LETTER TO SHAREHOLDERS

Dear Shareholder,

        A review of the Gucci Group's performance in the first half of 2002 must focus on two main themes: the troubled worldwide economic and political environment; and the efforts and investment we are making to develop each of our brands. The combined effect of these elements led to the reduction in the Group's revenues and operating profit. Notwithstanding this situation, we realized many notable accomplishments:

  •
  Gucci remained one of the most profitable brands in the luxury goods industry, achieving an operating margin before goodwill amortization of nearly 28%;

  •
  Yves Saint Laurent made tremendous progress in its relaunch as one of the world's great luxury brands, achieving 137% retail sales growth and diminishing its operating loss notwithstanding continued significant investment in communication, product design and development and the directly-operated store network;

  •
  Each of our newer brands introduced exciting new product collections, which has helped further define their brand images and provide the basis for rapid sales growth. Moreover, each business has made great progress in developing its directly-operated store network by securing and developing important retail properties in key markets worldwide.

Global environment

        The first half of 2002 was characterized by slow growth or recession in all the major regions where the Group operates. The resulting reduction of consumer spending, especially in the United States where significant declines in stock markets further weakened the luxury goods market, negatively affected our sales volumes, particularly those of Gucci.

        The impact of the weak economic environment was exacerbated by the growing fear of terrorism and the threat of war which have caused a significant drop in worldwide travel and tourism which, in turn, has caused a decline in luxury goods sales in important tourist destinations. We have seen this negative impact in reduced sales to duty-free and travel retail customers, particularly in the Asia-Pacific region. In addition, we have observed significantly reduced retail customer traffic from Japanese and American tourists in major destinations like Florence, Venice, Rome, Paris and London in Europe and Hawaii, Beverly Hills, San Francisco, Las Vegas and New York in the United States. Our business with Latin American consumers also has suffered from the Argentine financial crisis and its fallout effect on the other Latin American economies.

        In the difficult context described above, we have pursued intensely our strategy to grow our newer brands while maintaining Gucci's exceptional profitability.

Gucci

        As a result of the declines in Japanese and American travel and tourism, Gucci experienced particularly difficult trading in the United States and Europe. However, strong sales to local customers, particularly in Japan and non-Japan Asia, mitigated the negative impact of the weak tourist business.

        In this difficult environment Gucci focused on profitability. The business achieved an outstanding gross margin of 71% as we carefully managed product purchases to avoid excessive markdowns. We also cut operating expenses by € 38 million—more than 10%—by exercising strict control over discretionary expenditures and reducing, when necessary, personnel and other fixed costs. Moreover, we moved aggressively to negotiate discounts with many suppliers and continued to review general and administrative expense items with the objective to further reduce expenditures.

        Gucci undertook several key initiatives to strengthen its position in the luxury industry. We opened important stores on Avenue Montaigne in Paris and Madison Avenue in New York in September and in July partially opened the 22,000 square foot store on via Montenapoleone in Milan, which will be fully completed in November.

        We broadened Gucci's jewelry collection, expanded dedicated jewelry areas in flagship stores and began construction of stand-alone jewelry boutiques—the first ones will be in Tokyo and Rome. The product category, which we believe will achieve sales of approximately € 90 million this year, has met with great consumer interest and has excellent growth potential.

        Finally, we continued development of exclusive product collections which will enhance the image of the brand, including limited edition handbags, made-to-measure ready-to-wear and made-to-order ready-to-wear, handbags and shoes.

Yves Saint Laurent

        On a constant currency basis revenues grew 50%, driven by retail sales, which increased 140%, and leather goods sales, which advanced a remarkable 231% to represent 18% of total revenues. This growth is strong evidence of our success in turning Yves Saint Laurent into a significant leather goods and accessories house. In fact, specialty retailers like Neiman Marcus, Bergdorf Goodman and Saks Fifth Avenue believe so strongly in the potential of Yves Saint Laurent that they are dedicating to the brand "hard" format shops-in-shop on their luxury accessory floors, some of the most productive floor space in the department and specialty store industry.

        During the first half Yves Saint Laurent launched two new product categories: watches and eyewear. The first Yves Saint Laurent watch, a distinctive and elegant model, was presented to select retailers in France and the United States and will be available at selected watch stores in these two countries, as well as at directly-operated stores throughout the world, starting in November. Sales of Yves Saint Laurent eyewear, manufactured and distributed by our licensee Safilo, began during the second quarter and already have started to contribute to royalty income.

        Based on sales trends, our continued significant investment in the brand and the rapidly expanding distribution network, I continue to believe that Yves Saint Laurent will generate high double-digit growth in the coming seasons and reach profitability in 2004.

YSL Beauté

        YSL Beauté's performance in the first half was led by the continuing growth of Yves Saint Laurent brand perfumes and cosmetics, which achieved 9% constant currency sales growth. Opium, launched a quarter century ago and still one of the best selling fragrances in the world, experienced outstanding, double-digit constant currency sales growth, indicating that we are successfully reaching a new generation of customers through the re-launch of the brand. Sales of other pillar lines, Paris and Kouros, also grew at a double digit pace.

        On the other hand, Nu, which was launched last fall, has performed below our expectations. We plan to launch an eau de toilette version of Nu in early 2003, together with a new advertising campaign, and believe these initiatives will enable Nu to improve performance beginning next year. In July we presented M7, the new Yves Saint Laurent's men's fragrance, which will be available at retailers in October. YSL Beauté also successfully launched Intrusion by Oscar de la Renta and Murmure by Van Cleef & Arpels, both of which have performed better than plan. In addition, YSL Beauté continued the development of new fragrances for Stella McCartney, Alexander McQueen and Ermenegildo Zegna, all scheduled for launch in 2003.

        YSL Beauté continued to improve distribution by obtaining better positions in key department stores and installing new store counters consistent with Yves Saint Laurent's rejuvenated image. We have also continued to eliminate inappropriate doors and expect to have reduced total points of sale to an optimal level of approximately 15,000 worldwide by year-end, thus completing our three-year reorganization of the distribution network.

Other Operations

        Sergio Rossi enjoyed double digit retail sales growth thanks to excellent consumer response to the 2002 spring/summer collection. In recent months Sergio Rossi opened important stores, featuring a new design concept, on Bond Street in London and Madison Avenue in New York, Rodeo Drive in Beverly Hills and in Ala Moana in Hawaii. In addition, we continued construction of the new state-of-the-art production facility, which will be inaugurated in 2003.

        Boucheron launched the first jewelry collection, Dangerous Beauty, designed by its new Creative Director. The advertising campaign showcasing these new products will be initiated in October, and the product will be in our stores by early November. Boucheron has made great strides to internationalize and enhance its distribution by signing leases for stores in the most important locations, including: via Montenapoleone in Milan; rue Faubourg Saint Honoré in Paris; Fifth Avenue in New York; Namikidori Street in Ginza Tokyo; via Condotti in Rome; and Bond Street in London. All these stores will open by fall 2003 and will provide the basis for Boucheron's sales growth in the coming seasons.

        Bottega Veneta generated triple digit retail sales growth in the first half thanks to the success of its spring/summer lines and the critically acclaimed fall/winter 2002 collection, which includes classic and elegant handbags, leather accessories and shoes and selected items of men's and women's leather and knit ready-to-wear. In September Bottega Veneta opened its worldwide flagship on via Montenapoleone in Milan, after having opened important directly-operated stores on rue Faubourg Saint Honoré in Paris and on Sloane Street in London in July. We are beginning to see excellent results for Bottega Veneta particularly in the new European stores and in Japan where the elegance and high artisan quality of the product is attracting both long time customers as well as younger sophisticated customers.

        Bédat & Co., which has had to contend with the worldwide slowdown in the fine watch trade, has concentrated on expanding distribution in Italy, Japan and Hong Kong and has enjoyed excellent response to its high quality and distinctive product.

        Alexander McQueen, Stella McCartney and Balenciaga each enjoyed healthy revenue growth in the first half and excellent sell-in and sell-out for their fall/winter collections. In July Alexander McQueen opened a 4,000 square foot store on 14th Street in New York, which is enjoying success well beyond management's expectations. Stella McCartney opened a 4,000 square foot store on the same street in early September. Alexander McQueen and Stella McCartney will be opening stores in London next spring, while Balenciaga will open its first store outside of Paris—in New York—in early 2003.

        In conclusion, notwithstanding the exceptionally difficult trading conditions, we continue to build aggressively for the future. The enriched product offering, the enhanced and enlarged distribution and the efficient systems we are providing our brands is strengthening the position of each in the marketplace. This robust infrastructure, combined with the outstanding position and reputation of each brand, is the key to the Group's future success. I firmly believe that the current initiatives and accomplishments will drive the Company's revenue growth and profitability, providing outstanding value to all of our shareholders.

Sincerely,

Domenico De Sole
President and Chief Executive Officer
Chairman of the Management Board

FINANCIAL STATEMENTS AND NOTES

GUCCI GROUP N.V.

Consolidated statements of income for the six month periods ended:

(In thousands of Euros, except per share and share-amounts) (unaudited)	July 31, 2002	July 31, 2001*
Net revenues	1,184,751	1,236,850
Cost of goods sold	375,327	371,899

Gross profit	809,424	864,951
Selling, general and administrative expenses	695,905	680,417
Goodwill and trademark amortization	61,675	64,127

Operating profit	51,844	120,407
Other expenses, net	1,870	1,591
Financial income, net	30,812	52,481
Foreign exchange gain (loss), net	(1,247)	7,157

Income before income taxes and minority interests	79,539	178,454
Income tax expense	4,289	21,332

Net income before minority interests	75,250	157,122
Minority interests	(3,105)	201

Net income for the period	78,355	156,921

Net income per share of common stock—basic	0.77	1.57
Weighted average number of shares—basic	101,243,294	100,116,240
Net income per share of common stock—diluted	0.76	1.55
Weighted average number of shares and share equivalents—diluted	102,874,301	101,444,260

*
The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 1 to these semi-annual consolidated financial statements.

        The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets at:

(In thousands of Euros)	July 31, 2002	January 31, 2002*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	2,728,148	2,964,907
Trade receivables, net	313,273	328,794
Inventories, net	489,933	450,027
Deferred tax assets	200,281	169,565
Other current assets	381,020	284,431

Total current assets	4,112,655	4,197,724

Non-current assets
Long-term financial assets	282,835	307,982
Property, plant and equipment, net	723,083	691,857
Goodwill, trademarks, other intangible assets and deferred charges, net	2,149,372	2,144,233
Deferred tax assets	63,886	64,338
Other non-current assets	55,534	46,852

Total non-current assets	3,274,710	3,255,262

Total assets	7,387,365	7,452,986

*
Extracted from audited fiscal year 2001 balance sheet. The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 1 to these semi-annual consolidated financial statements.

        The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets at:

(In thousands of Euros)	July 31, 2002	January 31, 2002*
	(unaudited)
Liabilities and shareholders' equity
Current liabilities
Bank overdrafts and short-term loans	422,514	765,158
Trade payables and accrued expenses	492,360	467,123
Deferred tax liabilities and income tax payable	148,470	167,640
Other current liabilities	137,183	143,814

Total current liabilities	1,200,527	1,543,735

Non-current liabilities
Long-term financial payables	1,047,592	824,415
Pension liabilities and severance indemnities	56,514	47,550
Long-term tax payable and deferred tax liabilities	369,451	379,392
Other long-term liabilities	24,823	33,616

Total non-current liabilities	1,498,380	1,284,973

Total liabilities	2,698,907	2,828,708

Minority interests	72,631	65,855

Shareholders' equity
Share capital	103,654	103,654
Contributed surplus	2,792,171	2,795,369
Retained earnings	969,958	707,515
Treasury stock, at cost	(68,148)	(60,142)
Accumulated other comprehensive income	739,837	699,492
Net result for the period	78,355	312,535

Total shareholders' equity	4,615,827	4,558,423

Total liabilities, minority interests and shareholders' equity	7,387,365	7,452,986

*
Extracted from audited fiscal year 2001 balance sheet. The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 1 to these semi-annual consolidated financial statements.

        The accompanying notes are an integral part of these consolidated financial statements.

Condensed consolidated statements of cash flows for the six month periods ended:

(In thousands of Euros) (unaudited)	July 31, 2002	July 31, 2001*
Cash flow provided by operating activities
Net result for the period	78,355	156,921
Depreciation	41,969	34,458
Amortization	71,159	72,124
Net change in assets and liabilities	(114,691)	(184,963)

Cash flow provided by operating activities	76,792	78,540

Cash flow used in investing activities	(177,649)	(355,348)

Cash flow provided by (used in) financing activities
Issuance (repayment) of long-term debt, net	241,858	(551,407)
Dividends	(50,709)	(56,733)
Shares repurchased	(48,876)	—
Proceeds from the exercise of stock options and other movements	38,289	3,037

Cash flow provided by (used in) financing activities	180,562	(605,103)

Increase (decrease) in cash, net of short-term financial indebtedness	79,705	(881,911)
Effect of exchange rates on cash (short-term financial indebtedness), net:
—Exchange effects arising from translation	26,180	7,748
—Exchange effects arising from change to Euro	—	189,188
Cash (short term financial indebtedness) from acquired companies, net	—	(9,159)
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the period	2,199,749	3,229,746

Cash and cash equivalents, net of short-term financial indebtedness, at the end of the period	2,305,634	2,535,612

Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	2,728,148	3,151,220
Bank overdrafts and short-term loans	(422,514)	(615,608)

Cash and cash equivalents, net	2,305,634	2,535,612

*
The Euro amounts have been calculated from previously published US Dollar amounts in accordance with the criteria disclosed in Note 1 to these semi-annual consolidated financial statements.

        The accompanying notes are an integral part of these consolidated financial statements.

Statement of changes in consolidated shareholders' equity and comprehensive income:

(In thousands of Euros*, except number of shares)	Number of shares	Share capital	Contributed surplus	Retained earnings	Treasury stock, at cost	Accumulated other comprehensive income	Net result of the period	Total
Balance at January 31, 2001	100,095,205	103,654	2,792,130	763,548	(90,890)	490,531	366,925	4,425,898
Appropriation of result for 2000	—	—	—	312,225	—	—	(312,225)	—
Dividends	—	—	—	—	—	—	(58,959)	(58,959)
Shares released from treasury for option exercise	47,831	—	146	—	2,361	—	—	2,507
Other	—	—	—	530	—	—	—	530
Net income for the period	—	—	—	—	—	—	156,921	156,921
Other comprehensive income:
Hedging reserve:
—Opening	—	—	—	(926)	—	9,359	—	8,433
—Movements	—	—	—	—	—	(15,896)	—	(15,896)
—Foreign currency adjustments (including tax of € 0.2 million)	—	—	—	—	—	(55,880)	—	(55,880)

Total other comprehensive income	—	—	—	(926)	—	(62,417)	—	(63,343)

Comprehensive income	—	—	—	—	—	—	—	93,578
Exchange effect arising from change to Euro	—	—	—	—	—	270,595	4,259	274,854

Balance at July 31, 2001	100,143,036	103,654	2,792,276	1,075,377	(88,529)	698,709	156,921	4,738,408
Dividends	—	—	—	(364,480)	—	—	—	(364,480)
Shares released from treasury for option exercise	564,644	—	2,851	—	27,667	—	—	30,518
Other	14,723	—	242	(3,382)	720	256	—	(2,164)
Net income for the period	—	—	—	—	—	—	155,614	155,614
Other comprehensive income:
—Hedging reserve	—	—	—	—	—	(1,022)	—	(1,022)
—Fair value reserve	—	—	—	—	—	(2,388)	—	(2,388)
—Foreign currency adjustments (including tax of € 0.9 million)	—	—	—	—	—	(48,853)	—	(48,853)

Total other comprehensive income	—	—	—	—	—	(52,263)	—	(52,263)

Comprehensive income	—	—	—	—	—	—	—	103,351
Exchange effect arising from change to Euro	—	—	—	—	—	52,790	—	52,790

Balance at January 31, 2002	100,722,403	103,654	2,795,369	707,515	(60,142)	699,492	312,535	4,558,423

Appropriation of result for 2001	—	—	—	261,826	—	—	(261,826)	—
Dividends	—	—	—	—	—	—	(50,709)	(50,709)
Shares released from treasury for option exercise	1,239,607	—	(3,198)	—	40,870	—	—	37,672
Shares repurchased	(550,000)	—	—	—	(48,876)	—	—	(48,876)
Other	—	—	—	617	—	—	—	617
Net income for the period	—	—	—	—	—	—	78,355	78,355
Other comprehensive income:
—Hedging reserve	—	—	—	—	—	63,234	—	63,234
—Fair value reserve	—	—	—	—	—	7,969	—	7,969
—Foreign currency adjustments (including tax of € (4.9) million)	—	—	—	—	—	(30,858)	—	(30,858)

Total other comprehensive income	—	—	—	—	—	40,345	—	40,345

Comprehensive income	—	—	—	—	—	—	—	118,700

Balance at July 31, 2002	101,412,010	103,654	2,792,171	969,958	(68,148)	739,837	78,355	4,615,827

(*)
The Euro amounts as at January 31, 2002 have been calculated from previously published US Dollar amounts as follows:

—
"Share capital" and relevant movements applying to the number of shares issued at the relevant nominal value of € 1.01;

—
Balances other than "Share capital" as the aggregate amount of:

•
The balances as at January 31, 1999 translated using the exchange rate at that date, and

•
The movements recorded during the period from February 1, 1999 up to January 31, 2002 calculated as follows:

—
"Net income of the period" using the respective period average exchange rate,

—
"Shares issued to PPR" on March 19, 1999 using the exchange rate on that date,

—
"Appropriation of the result" using the prior period average exchange rate,

—
"Dividends" using the exchange rate on the due date of the respective payments,

—
all other movements using the respective period average exchange rate.

        The accompanying notes are an integral part of these consolidated financial statements.

All amounts (unless otherwise indicated) are in thousands of Euros

Note 1—Basis of presentation

        The consolidated balance sheet as of July 31, 2002, the consolidated statements of income, the condensed consolidated statements of cash flows and the statements of changes in consolidated shareholders' equity and comprehensive income of Gucci Group N.V. (the "Group") for the six months ended July 31, 2002 and 2001 are unaudited. In the opinion of the management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of these interim financial statements have been included therein. The results of these interim periods are not necessarily indicative of the results for the entire year. The balance sheet at January 31, 2002 is extracted and translated from the US Dollar balance sheet in the Annual Report for the 2001 fiscal year ("2001 Annual Report").

        Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. This change is justified by the Euro's introduction on January 1, 2002 and the substantial recent increase in the portion of Group revenue and expenses denominated in this currency resulting principally from acquisitions made during 1999, 2000 and 2001.

        The comparative balances arising from the prior period consolidated financial statements have been translated by applying to assets and liabilities the closing €/US$ rate at the date of each balance sheet; equity items have been translated following the criteria disclosed in the notes to the Statement of changes in consolidated shareholders' equity and comprehensive income; the income statement items have been translated by applying the exchange rate that approximates the average €/US$ exchange rate for the relevant semi-annual period. The exchange differences resulting from this translation have been recognized directly in equity as a movement of the "Accumulated other comprehensive income reserve". The prior period consolidated statement of cash flows has been translated by applying the exchange rate that approximates the average €/US$ exchange rate for the relevant period. As a result of this methodology the prior period consolidated semi annual financial statements show the same trends and ratios that would have been presented had they been presented in US Dollars and the presentation of the prior period semi-annual consolidated financial statements is comparable.

        The 2002 semi-annual consolidated financial statements have been prepared in accordance with IAS 34—"Interim Financial Reporting". In the preparation of these financial statements, the Group has followed the same accounting policies used in the Company's 2001 Annual Report. The semi-annual consolidated financial statements as at and for the period ended July 31, 2002 should be read in conjunction with the audited consolidated financial statements and notes included in the Company's 2001 Annual Report.

Note 2—Acquisitions

        During the period ended July 31, 2002 the Group made a number of immaterial acquisitions including Italian shoe and jewelry production facilities as well as the minority quota held by the minority shareholder in the Joint Venture established in the past in Taiwan.

        In February 2001, the Group acquired 66.7% of Bottega Veneta B.V. ("Bottega Veneta") through both a capital increase and the purchase of shares from the shareholders. In July 2001, the Group acquired an additional 11.8% of the share capital of Bottega Veneta, raising its interest in Bottega Veneta to 78.5%. Bottega Veneta manufactures and sells luxury leather products, shoes and accessories.

        In April 2001, the Group acquired 50% of the shares of Stella McCartney Ltd which develops, produces and sells ready-to-wear and accessories, designed by Stella McCartney and bearing the Stella McCartney brand. The Group has the right to nominate 50% of the members of the Board including the President who has a casting vote in the event of any deadlock. Accordingly, Stella McCartney Ltd is consolidated on a line by line basis.

        In July 2001, the Group acquired 51% of Birdswan Ltd which develops, produces and sells ready-to-wear and accessories designed by Alexander McQueen and bearing the Alexander McQueen brand.

        In July 2001, the Group acquired 91% of Balenciaga S.A. ("Balenciaga"). Balenciaga manufactures and sells luxury women's ready-to-wear and leather accessories under the Balenciaga brand.

        During the period ended July 31, 2001 the Group made other smaller acquisitions including franchisees in Spain, Australia and Japan, as well as the Swiss watch design and manufacturing company Di Modolo Associates S.A.. The total price of all acquisitions during that period, including professional fees and ancillary costs, was approximately € 236 million.

Note 3—Segment Information

        The following table presents information about the Company by business segment of activity:

	July 31, 2002	July 31, 2001
Gucci Division (excluding Gucci timepieces)
Revenues from external customers	664,784	759,664
Revenues from other segments	6,710	8,282

Total revenues	671,494	767,946
Operating profit before goodwill amortization	172,961	223,037
Goodwill amortization	4,701	13,991
Operating profit after goodwill amortization	168,260	209,046

Gucci Group Watches(1)
Revenues from external customers:
Gucci	73,716	89,420
Other Brands	13,544	12,437

Total revenues from external costumers	87,260	101,857
Revenues from other segments	7,994	10,169

Total revenues	95,254	112,026
Operating profit before goodwill amortization	25,823	32,456
Goodwill amortization	6,409	6,129
Operating profit after goodwill amortization	19,414	26,327

Yves Saint Laurent
Revenues from external customers	66,810	45.244
Revenues from other segments	—	55

Total revenues	66,810	45,299
Operating (loss) before goodwill and trademark amortization	(31,807)	(38,957)
Goodwill and trademark amortization	11,549	10,620
Operating (loss) after goodwill and trademark amortization	(43,356)	(49,577)

(1)
The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

	July 31, 2002	July 31, 2001
YSL Beauté
Revenues from external customers	234,169	230,647
Revenues from other segments	1,063	1,218

Total revenues	235,232	231,865
Operating (loss) before goodwill and trademark amortization	(5,997)	(2,687)
Goodwill and trademark amortization	20,566	20,285
Operating (loss) after goodwill and trademark amortization	(26,563)	(22,972)

Other operations(1)
Revenues from external customers	131,728	99,438
Revenues from other segments	14,261	392

Total revenues	145,989	99,830
Operating (loss) before goodwill and trademark amortization	(29,747)	(11,077)
Goodwill and trademark amortization	18,450	13,102
Operating (loss) after goodwill and trademark amortization	(48,197)	(24,179)

Corporate
Operating costs	(17,888)	(17,528)

Elimination
Revenues from other segments	(30,028)	(20,116)
Operating loss (profit) before goodwill and trademark amortization	174	(710)
Operating loss (profit) after goodwill and trademark amortization	174	(710)

Consolidated
Revenues from external customers	1,184,751	1,236,850
Operating profit before goodwill and trademark amortization	113,519	184,534
Goodwill and trademark amortization	61,675	64,127
Operating profit after goodwill and trademark amortization	51,844	120,407

(1)
The Other Operations segment includes revenues from operations, which individually are not material to the Group.

Inter-segment transactions are priced on an arm's length basis in a manner similar to transactions with third parties.

Note 4—Inventories, net

        Inventories, net of allowances for excess and obsolete items, were as follows:

	July 31, 2002	January 31, 2002
Finished goods	349,650	330,263
Work in progress	31,768	28,783
Raw materials	108,515	90,981

Inventories, net	489,933	450,027

Note 5—Other current assets

        Other current assets consisted of the following:

	July 31, 2002	January 31, 2002
VAT reimbursement receivables	136,620	114,683
Prepaid expenses	76,559	74,902
Fair market value of hedge derivatives	72,631	3,179
Prepaid tax	20,245	25,881
Other	74,965	65,786

Other current assets	381,020	284,431

Note 6—Long-term financial assets

        Long-term financial assets on July 31, 2002 consisted of the following bonds:

	S&P Rating	Nominal value ('000)		Fair value € ('000)	Yield	Expiration date
KFW International Finance	AAA	US$	245,000	255,869	3.73%	24/01/2005
DEXIA Municipal Agency	AAA		€ 27,175	26,966	4.25%	12/01/2007

				282,835

        During the period movements in long-term financial assets were as follows:

Balance at January 31, 2002	307,982
Change during the period of the fair value	7,969
Currency translation	(33,116)

Balance at July 31, 2002	282,835

Note 7—Goodwill, trademarks, other intangible assets and deferred charges, net

        Goodwill, trademarks, other intangible assets and deferred charges, net were as follows:

	July 31, 2002	January 31, 2002
Trademarks	1,157,357	1,191,525
Goodwill	756,833	751,945
Other intangible assets and deferred charges	235,182	200,763

Total	2,149,372	2,144,233

Note 8—Bank overdrafts and short-term loans

        Bank overdrafts and short-term loans at July 31, 2002 and January 31, 2002 consisted mainly of short-term loans as follows:

	July 31, 2002			January 31, 2002
Currency	Nominal currency value (*)	Amount in Euro	Weighted average interest rate	Nominal currency value (*)	Amount in Euro	Weighted average interest rate
US Dollars	71,394	72,977	2.16%	58,000	67,153	2.10%
Euro	111,620	111,620	2.84%	256,986	256,986	3.61%
Japanese Yen	26,733,000	227,670	0.28%	25,966,000	226,323	0.29%
Swiss Franc	3,631	2,496	2.90%	132,000	89,506	2.05%
Other		7,751			125,190

Total		422,514	1.35%		765,158	2.06%

(*)
In thousands

        The Other balances are composed of numerous small balances held by the Group's individual subsidiaries.

Credit lines

        On July 21, 2000 the Group signed a syndicated loan, which includes certain financial covenants all of which are satisfied on July 31, 2002 and which provides for two multi-currency revolving credit facilities of € 333 million and € 667 million, respectively. Terms and conditions of these facilities are summarized as follows:

	Expiration-date	Interest rate per annum	Commitment fee per annum
Facility A	20/07/2001	Libor + 0.25%	0.0833% on the undrawn portion
Facility B	21 / 07 / 2005	Libor + 0.275% in year 1–3	0.1375% on the undrawn portion
		Libor + 0.30% in year 4–5	0.15% on the undrawn portion

        Under the agreement the Company had the option to extend the original expiration date of Facility A on July 20, 2001, for an additional year by transforming it from a revolving credit line into a loan for the amount outstanding as at the first year expiration date. On July 19, 2001 the option was exercised. On July 19, 2002 the outstanding loan amounting to € 333.2 million was in part (€ 80.0 million) reimbursed and in part (€ 253.2 million) drawn against facility B.

        On July 31, 2002, € 628.2 million was drawn against facility B (€ 407.7 million as at January 31, 2002). As the Company intends to renew this loan periodically, it has been classified as a long-term financial payable.

        At July 31, 2002 the Group had additional available lines of credit, which were not firm commitments, totaling € 681.9 million (€ 529.9 million on January 31, 2002).

Note 9—Long-term financial payables

        Long-term financial payables at July 31, 2002 and January 31, 2002 consisted primarily of the following:

								Total
	Floating rate					Fixed rate
								July 31, 2002	January 31, 2002
	€	CHF	US$	GBP	Yen	€	Yen
Due in fiscal year:
2003 (second half)	320	1,375	—	877	5,962	392	17,016	25,942	27,659
2004	670	1,374	—	1,755	5,962	834	106,455	117,050	119,245
2005	270,360	91,777	250,609	1,755	22,994	888	2,827	641,210	420,905
2006	135,000	1,031	—	1,755	35,769	944	28,377	202,876	203,937
Beyond 2006	2,900	16,496	—	15,711	—	17,175	5,723	58,005	47,068

	409,250	112,053	250,609	21,853	70,687	20,233	160,398	1,045,083	818,814

Other								2,509	5,601

Total								1,047,592	824,415

Weighted average interest rate	3.50%	1.57%	2.60%	4.71%	0.42%	6.40%	0.82%	2.54%	2.29%

        The Other balances are composed of numerous small balances held by the Group's individual subsidiaries. The carrying value of long-term liabilities approximates fair value.

Note 10—Shareholders' equity

Dividend paid

        On May 27, 2002, the Supervisory Board approved a dividend of US$ 0.50 per common share. Following approval of the Annual Accounts by shareholders at the Annual General Meeting on July 15, 2002, the Company paid the dividend. In 2001 the dividend distributed was US$ 0.50 per share.

Hedging reserve

        During the period the movements of the Hedging reserve were as follows:

Balance at January 31, 2002	(7,559)

Net gain on hedges related to transactions completed during the period February 1, 2002—July 31, 2002	9,875
Changes during the period of the fair value of cash flow hedges outstanding as at July 31, 2002	53,359

Balance at July 31, 2002	55,675

Fair value reserve

        During the period the movements of the Fair value reserve were as follows:

Balance at January 31, 2002	(2,388)

Change during the period of the fair value of Available-for-sale investments	7,969

Balance at July 31, 2002	5,581

Foreign currency adjustments

        During the period the movements of the Foreign currency adjustments reserve were as follows:

Balance at January 31, 2002	(230,410)

Translation of opening net equity and consolidation adjustments	(62,707)
Translation of result for the period	(1,967)
Translation of long-term inter-company accounts receivable	33,816

Balance at July 31, 2002	(261,268)

Net income per share

        The numerator for the calculation of both the basic and fully diluted net income per share is "Net income for the period".

        Options granted in accordance with the Company's Incentive Stock Option Plan are the only items which can dilute net income per share. The denominator used in "Basic net income per share" and "Diluted net income per share" is calculated using the treasury stock method as shown in the following table:

	July 31, 2002	January 31, 2002
Denominator in calculating basic net income per share	101,243,294	100,174,358
Add: In the money options outstanding	7,261,354	5,118,230
Less: Treasury shares (*)	5,630,347	3,768,548
Denominator in calculating diluted net income per share	102,874,301	101,524,040

(*)
Theoretical treasury shares which would be acquired from proceeds of exercise of all in the money options outstanding.

        2,480,000 options to purchase shares of common stock with an average strike price of US$ 113.00 exceeding the share price of US$ 89.70 on July 31, 2002 were outstanding as at July 31, 2002 (2,764,800 as at January 31, 2002). They were not included in the computation of diluted net income per share because their inclusion in the calculation would have been anti-dilutive.

Employee Stock Ownership Plan "ESOP"

        The "ESOP" formed in February 1999 was terminated in 2001 and the shares previously issued to it were cancelled. As part of the transactions agreement, the Company committed to issue approximately 43,000 shares to employees in the future. The issuance of these shares will have no material impact on the Company's net income or shareholders' equity.

Note 11—Hedging contracts

        During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than the reporting currency of the Group (the Euro).

        The notional values of the contracts outstanding at July 31, 2002 and January 31, 2002 were the following:

	Forward	Combination options	Total
July 31, 2002
US Dollar	170,914	380,408	551,322
Japanese Yen	128,195	536,632	664,827
English Pound	70,406	—	70,406
Hong Kong Dollar	33,517	—	33,517
Korean Won	9,413	—	9,413

Total	412,445	917,040	1,329,485

January 31, 2002
US Dollar	187,498	268,320	455,818
Japanese Yen	184,387	388,545	572,932
English Pound	65,277	—	65,277
Hong Kong Dollar	53,713	—	53,713
Korean Won	17,863	—	17,863

Total	508,738	656,865	1,165,603

        Certain subsidiaries of the Group entered into forward contracts in relation to trade account receivables and payables and financial receivables and payables, denominated in the currencies indicated below.

        The contracts outstanding at July 31, 2002 and January 31, 2002 were as follows:

Currencies	July 31, 2002	January 31, 2002
US Dollar	524,105	395,738
Japanese Yen	184,878	171,073
Swiss Franc	67,568	145,078
English Pound	59,179	33,971
Other currencies	19,307	20,030

Total	855,037	765,890

        All contracts mature at various dates from August 2002 to December 2004.

        All contracts are entered into with major financial institutions and consequently the Group does not expect default by the counter-parties.

Note 12—Subsequent events

        On August 8, 2002 the articles of association of Gucci Group N.V. were amended by notarial deed, providing for an increase in par value of shares by € 0.01 to € 1.02. According to the notarial deed the paid-up share capital was increased by € 1,026,277.03 to € 104,680,257.06. € 1,026,277.03 was debited against Gucci Group's Contributed Surplus.

REPORT OF INDEPENDENT ACCOUNTANTS

        We have reviewed the accompanying consolidated balance sheet of Gucci Group N.V. as of July 31, 2002 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the six-month periods ended July 31, 2002 and 2001. These financial statements are the responsibility of the Group's management.

        We conducted our reviews in accordance with International Standards on Auditing issued by the International Federation of Accountants and with standards established by the American Institute of Certified Public Accountants.

        A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with International Accounting Standard 34 (Interim Financial Reporting).

Amsterdam, The Netherlands
October 31, 2002

PricewaterhouseCoopers N.V.

REPORT OF THE MANAGEMENT BOARD

Introduction

        The Report of the Management Board is based on the unaudited consolidated semi-annual financial statements and should be read in conjunction with those statements and the related notes thereto. These financial statements were prepared in accordance with International Accounting Standards ("IAS").

Safe Harbor Provisions

        Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2001 as filed with the U.S. Securities and Exchange Commission.

Gucci Group results

        First half periods of 2002 and 2001 ended on July 31, 2002 and July 31, 2001, respectively.

	First Half 2002		First Half 2001(1)
(Million of Euros, except per share amounts)
	€	%	€	%
Group results
Revenues	1,184.8	100.0%	1,236.8	100.0%
Gross profit	809.4	68.3%	864.9	69.9%
Operating profit before goodwill and trademark amortization	113.5	9.6%	184.5	14.9%
Goodwill and trademark amortization	61.7	5.2%	64.1	5.2%
Operating profit	51.8	4.4%	120.4	9.7%
Net income	78.3	6.6%	156.9	12.7%
Net income per share—diluted	0.76		1.55

(1)
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

	First Half 2002			First Half 2001(1)
(Million of Euros)
	€	%		€	%
Group revenues
By Division
Gucci Division	738.6	62.3%		849.3	68.7%
Yves Saint Laurent	66.8	5.6%		45.3	3.7%
YSL Beauté	235.2	19.8%		231.9	18.7%
Other Operations(2)	162.0	13.7%		113.1	9.1%
Interdivisional	(17.8)	(1.4%	)	(2.8)	(0.2%	)

Total	1,184.8	100.0%		1,236.8	100.0%

By Distribution Channel
Directly Operated Stores	594.4	50.2%		623.8	50.4%
Wholesale Distribution	555.2	46.8%		572.5	46.3%
Royalties	35.2	3.0%		40.5	3.3%

Total	1,184.8	100.0%		1,236.8	100.0%

By Region
Europe	516.8	43.6%		491.7	39.8%
United States	234.7	19.8%		276.2	22.3%
Japan	225.3	19.0%		230.9	18.7%
Other Asia	147.2	12.4%		172.4	13.9%
Rest of World	60.8	5.2%		65.6	5.3%

Total	1,184.8	100.0%		1,236.8	100.0%

(1)
First half 2001 revenues translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

(2)
2002: Sergio Rossi; Boucheron; Bottega Veneta; Bédat & Co.; Luxury Timepieces Design; Stella McCartney; Alexander McQueen; Balenciaga; Industrial Operations 2001: Sergio Rossi; Boucheron; Bottega Veneta; Bédat & Co.; Luxury Timepieces Design; Stella McCartney.

Measurement of Financial Performance

        Management believes after tax cash operating earnings and return on investment to be critical measures in valuing the Company's financial performance and key variables in determining long-term share price performance.

Net Adjusted Operating Profit After Tax(1)

(1)
Adjusted: Operating profit before goodwill and trademark amortization, after theoretical interest on non-capitalized leases and after taxes.

•
The Gucci Division maintained excellent profitability notwithstanding the decline in revenues. The operating profit before goodwill amortization was € 203.6 million (27.6% of revenues) in first half 2002, lower than the € 255.6 million (30.1% of revenues) achieved in 2001, but substantially higher than that of 2000, € 183.1 million (25.6% of revenues). Management calculates that net adjusted operating profit after tax ("NAOPAT") was € 158.6 million (21.5% of revenues) in first half 2002, € 197.7 million (23.3% of revenues) in 2001 and € 141.7 million (19.9% of revenues) in 2000.

•
Group operating profit before goodwill and trademark amortization declined to € 113.5 million (9.6% of revenues) from € 184.5 million (14.9% of revenues) as a result of lower profit at the Gucci Division and increased losses at the other businesses stemming from significant expenditures to develop Yves Saint Laurent and the recently acquired brands. Management calculates the Group's NAOPAT was € 108.3 million (9.1% of revenues) in first half 2002, compared to € 154.1 million (12.5% of revenues) last year.

Return on Invested Capital

•
Gucci Division's after tax return on the year average invested capital ("ROIC") was 12.8% for first half 2002, compared to 18.2% in 2001 and 17.1% in 2000. The decline owed principally to the aforementioned lower profitability and to a lower revenues-to-invested capital ratio (0.60x in first half 2002, compared to 0.78x in first half 2001), which resulted mainly from higher fixed assets (mainly in leases for stores and real estate). In full year 2001, the Gucci Division achieved a ROIC of 34.3%, and management expects the business to generate in full year 2002 a robust double digit ROIC. Moreover, management believes that expected revenue growth in the coming seasons, in combination with operating leverage, will allow Gucci to maintain, if not increase, its return on invested capital.

•
The Group's after tax ROIC was 3.0% for first half 2002, compared to 5.3% last year. The decline resulted from the lower ROIC at Gucci, losses at the Group's other companies as well as a decreased revenues-to-invested capital ratio for the Group (0.33x in first half 2002, compared to 0.42x in first half 2001). In full year 2001, the Group achieved a ROIC of 10.0%, which was approximately equal to its cost of capital. For full year 2002, management expects the Company to generate a mid-to-high single digit return on investment. While this ROIC would be less than the Group's cost of capital, management strongly believes that reinforcing Gucci Group's position as a leading multi-brand luxury goods company maximizes long-term returns. The decision to develop rapidly—and in some instances aggressively launch—the Group's brands has led to losses in certain businesses and the current decline in Group ROIC. However, management expects the Group's ROIC to significantly exceed its cost of capital in the medium term as Yves Saint Laurent and other brands move into profit and the revenues-to-invested capital ratio for each business increases following the current period of substantial investment.

	1H 2002				1H 2001
(Million of Euros)	Gucci Division		Group		Gucci Division		Group
Revenues	738.6		1,184.8		849.3		1,236.8
Operating profit before goodwill and trademark amortization	203.6		113.5		255.6		184.5
Theoretical interest expense non-capitalized leases(1)	7.8		13.4		8.0		10.3
Adjusted operating profit	211.4		126.9		263.6		194.8
Income tax expense	52.8		18.6		65.9		40.7

Net adjusted operating profit after tax (NAOPAT)	158.6		108.3		197.7		154.1

Working capital(2)	233.7		533.9		224.9		392.9
Fixed assets(3)	527.4		1,077.7		526.7		891.4
Goodwill and trademarks(4)	196.2		1,792.4		194.2		1,679.7
Present value of obligations under fixed rent operating leases(5)	286.6		487.5		291.0		374.3

Invested capital—year end	1,243.9		3,891.5		1,236.8		3,338.3
Invested capital—year average	1,240.4		3,614.9		1,086.5		2,934.2

Operating margin before goodwill and trademark amortization	27.6%		9.6%		30.1%		14.9%
Effective tax rate(6)	25.0%		14.7%		25.0%		20.9%
NAOPAT margin	21.5%		9.1%		23.3%		12.5%
Revenues—Invested capital ratio (year average)	0.60	x	0.33	x	0.78	x	0.42	x

ROIC(7)	12.8%		3.0%		18.2%		5.3%

(1)
Non-capitalized leases calculated using current market interest rates; theoretical interest expense calculated at a 5.5% borrowing cost.

(2)
Excludes cash and cash equivalents, short-term debt and fair market value of hedge derivatives.

(3)
Excludes goodwill and trademarks as well as long-term financial assets.

(4)
Gross value (does not consider accumulated amortization); net of non-cash deferred tax.

(5)
Calculated using current market interest rates.

(6)
Calculated applicable effective tax rate on adjusted operating profit (excludes restructuring expenses; goodwill and trademark amortization; financial income).

(7)
NAOPAT divided by the year average invested capital.

Adjusted Net Income

        The Group's acquisition strategy and the application of International Accounting Standards cause goodwill and trademark amortization and restructuring expenses to have a significant impact on net income. Management notes that goodwill and trademark amortization has been calculated applying a maximum 20-year useful life as required by the SEC's interpretation of International Accounting Standards and that this maximum useful life period is shorter than that allowed by U.S. GAAP and other national accounting standards.

•
The Gucci Division's net income was € 100.1 million, compared to € 165.2 million in first half 2001. Excluding goodwill amortization the adjusted net income was € 108.3 million (€ 1.05 fully diluted EPS) in first half 2002, compared to € 182.6 million (€ 1.80 fully diluted EPS) last year.

•
The Group's net income was € 78.3 million, compared to € 156.9 million in first half 2001. Excluding goodwill and trademark amortization the adjusted net income was € 128.6 million (€ 1.25 fully diluted EPS) in first half 2002, compared to € 209.6 million (€ 2.07 fully diluted EPS) last year.

	First Half 2002		First Half 2001(1)
(Million of Euros, except per share and share amounts)
	Gucci Division	Group	Gucci Division	Group
Net income	100.1	78.3	165.2	156.9
Goodwill and trademark amortization, net of tax	8.2	50.3	17.4	52.7
Adjusted net income	108.3	128.6	182.6	209.6
Adjusted net income per share—diluted	1.05	1.25	1.80	2.07
Average number of shares—diluted	102,874,301	102,874,301	101,444,260	101,444,260

(1)
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

GUCCI DIVISION

Revenues	First Half 2002		First Half 2001(1)
(Million of Euros)
	€	%	€	%
By Product
Leather goods	361.8	49.0%	424.7	50.0%
Shoes	89.6	12.1%	101.3	11.9%
Ready-to-wear	100.6	13.6%	115.5	13.6%
Watches	88.8	12.0%	108.5	12.8%
Jewelry	39.6	5.4%	35.1	4.1%
Other	31.7	4.3%	35.3	4.1%
Royalties	26.4	3.6%	28.6	3.4%
Interdivisional	0.1	0.0%	0.3	0.1%

Total	738.6	100.0%	849.3	100.0%

By Distribution Channel
Directly-operated stores	503.9	68.2%	572.6	67.4%
Wholesale distribution(2)	126.3	17.1%	151.7	17.8%
Timepieces distribution	81.9	11.1%	96.1	11.3%
Royalties	26.4	3.6%	28.6	3.4%
Interdivisional	0.1	0.0%	0.3	0.1%

Total	738.6	100.0%	849.3	100.0%

By Region
Europe	250.1	33.9%	266.5	31.4%
United States	156.9	21.2%	205.9	24.2%
Japan	182.7	24.7%	197.0	23.2%
Rest of Asia	129.3	17.5%	158.6	18.7%
Rest of world	19.5	2.7%	21.0	2.4%
Interdivisional	0.1	0.0%	0.3	0.1%

Total	738.6	100.0%	849.3	100.0%

(1)
First half 2001 revenues translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

(2)
Franchise Stores, Duty-free and Department and Specialty stores.

        In the first half of 2002 Gucci Division revenues declined 13.0% to € 738.6 million from € 849.3 million, while operating profit before goodwill amortization decreased 20.3% to € 203.6 million, representing 27.6% of revenues, compared to 30.1% in first half 2001. One third of the decline in revenues was due to the fall in value of certain currencies, including the US Dollar and the Yen, compared to the Euro. On a constant currency basis, revenues decreased 9.3%. Moreover, the decline in revenues in the first half of 2002 followed particularly strong performance in first half 2001 when Gucci generated growth in excess of 14.8% in Europe, 22.6% in Japan and 14.0% in non-Japan Asia.

        Management attributes the decline in revenues to weaker consumer demand for luxury goods resulting from economic weakness in certain markets, particularly in the United States, as well as global concerns about war and terrorism which significantly diminished travel and tourism by customers.

        Management believes that, barring further deterioration in the global political-economic climate, Gucci can generate revenue growth in future seasons owing to a combination of factors, including strong brand equity, collections with broad consumer appeal, a global directly-operated store network, excellent client service and efficient logistics and systems.

	First Half 2002		First Half 2001(1)
(Million of Euros)
	€	%	€	%
Revenues	738.6	100.0%	849.3	100.0%
Gross profit	523.0	70.8%	612.7	72.1%

Operating profit before goodwill amortization	203.6	27.6%	255.6	30.1%
Goodwill amortization	8.4	1.2%	17.7	2.1%

Operating profit	195.2	26.4%	237.9	28.0%

(1)
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

Revenues

        Gucci Division retail sales declined 12.0% (or 7.4% on a constant currency basis) to € 503.9 million owing to the difficult trading environment for luxury goods. On a constant currency basis, retail sales advanced 4.9% in Japan, but decreased 2.0% in non-Japan Asia, 9.6% in Europe and 22.9% in the United States. Declines in American tourism to Europe and in Japanese tourism to Europe, to the United States and to Asia-pacific tourist locations such as Guam and Singapore accounted for a large portion of the sales decline in those areas. By contrast healthy demand from local customers in Asia supported sales in Japan, South Korea and Taiwan.

        Wholesale distribution declined 16.9% to € 126.3 million from € 151.7 million owing mainly to the sharp, 41.9% drop in sales to duty-free and travel retailers, which severely reduced purchases in reaction to the fall in travel and tourism post September 11, 2001. Sales to franchise stores increased 11.2% thanks to good performance from recently opened boutiques (e.g. Moscow and Dubai). Sales to department and specialty stores decreased 6.8% owing mainly to weaker local customer demand in the United States and Europe.

        Timepiece distribution sales declined 14.7% (or 11.7% on a constant currency basis) to € 81.9 million due to weak consumer demand for watches globally and continued cautious purchases from department and specialty retailers worldwide.

        The difficult trading conditions caused Gucci to incur sales declines in almost all key product categories. Notably, however, jewelry sales increased 12.8% (or 19.5% on a constant currency basis) thanks to strong consumer response to recently introduced collections featuring higher price point merchandise offering gold, precious and semi-precious stones and distinct, signature pieces.

Gross Profit

        Gucci's gross profit was € 523.0 million (70.8% margin), compared to € 612.7 million (72.1% margin) in 2001. While the 2002 gross margin was lower than that of 2001, it exceeded the first half gross margin levels of each of the previous years. Management judges this to be an outstanding performance, particularly in the context of declining revenues, achieved through the increasing production and purchasing efficiencies developed in recent years. The decline in the gross margin from 2001 to 2002 owed to several factors, including: full price sell-through levels (modestly lower in 2002); product mix (sale of high-margin leather goods and watches product categories were proportionally lower in 2002); and foreign exchange.

Selling, General and Administrative Expenses (SG&A)

        Selling, general and administrative expenses were € 319.4 million, 43.2% of revenues, compared to € 357.1 million, 42.0% of revenues last year.

SG&A expenses	First Half 2002		First Half 2001(1)
(Million of Euros)
	€	%	€	%
Revenues	738.6	100.0%	849.3	100.0%
Store	161.3	21.8%	170.7	20.1%
General and administrative	96.0	13.0%	105.4	12.4%
Communication	37.3	5.1%	55.3	6.5%
Selling	14.1	1.9%	14.2	1.7%
Shipping & handling	10.7	1.4%	11.5	1.3%

Total	319.4	43.2%	357.1	42.0%

(1)
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

Store Expenses

        Store expenses as a proportion of retail sales increased to 32.0% (€ 161.3 million) from 29.8% (€ 170.7 million) in first half 2001, as a result of store openings in second half 2001 and first half 2002 and negative operating leverage (lower retail sales led to proportionally higher personnel and fixed rent charges in certain stores).

Store expenses	First Half 2002		First Half 2001(1)
(Million of Euros)
	€	%	€	%
Store revenues	503.9	100.0%	572.6	100.0%
Personnel	47.2	9.4%	49.3	8.6%
Fixed rent	27.8	5.5%	26.6	4.6%
Variable rent	41.3	8.2%	41.6	7.3%
Depreciation and amortization	17.9	3.6%	16.9	3.0%
Other	27.1	5.3%	36.3	6.3%

Total	161.3	32.0%	170.7	29.8%

(1)
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

General and Administrative

        General and administrative expenses (primarily design, merchandising, information systems and administrative expenses) fell 8.9% to € 96.0 million from € 105.4 million owing to aggressive cost control.

Communication

        Gucci adjusted communication spend to the more subdued trading environment, lowering expenditures to € 37.3 million (5.1% of revenues) from € 55.3 million (6.5% of revenues). Given the Group's ability to secure advertising space at more advantageous rates in 2002 compared to 2001 and the continued strong editorial coverage accorded to the brand, management believes that current levels of communication expenditure provide Gucci an appropriate public presence as a leader in the luxury goods industry.

Operating Profit

        Owing to the lower sales and gross margin as well as negative operating leverage (which was nontheless significantly mitigated by strict cost control), the operating profit before goodwill amortization declined to € 203.6 million (27.6% margin) from € 255.6 million (30.1% margin).

YVES SAINT LAURENT

Revenues

	First Half 2002		First Half 2001(1)
(Million of Euros)
	€	%	€	%
By Product
Ready-to-wear	39.6	59.3%	25.5	56.3%
Leather goods	11.8	17.7%	3.6	8.0%
Other accessories	8.8	13.1%	4.3	9.5%
Royalties	6.6	9.9%	11.8	26.1%
Interdivisional	0.0	0.0%	0.1	0.1%

Total	66.8	100.0%	45.3	100.0%

By Distribution Channel
Directly-operated stores	37.8	56.6%	16.0	35.3%
Wholesale distribution(2)	22.4	33.5%	17.4	38.5%
Royalties	6.6	9.9%	11.8	26.1%
Interdivisional	0.0	0.0%	0.1	0.1%

Total	66.8	100.0%	45.3	100.0%

(1)
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

(2)
Franchise Stores, Duty-free and Department and Specialty stores.

        In the first half of 2002 Yves Saint Laurent achieved outstanding sales growth in both the retail and wholesale channels. Moreover, the company reinforced its position in the luxury goods industry, while strengthening its business through an enhanced product offering and greater distribution. In early 2002, the prestigious CFDA (Council of Fashion Designers of America) recognized Tom Ford as "Accessories Designer of the Year" for his leather goods collections at Yves Saint Laurent. The company significantly enlarged the breadth of its ready-to-wear and accessory product range for spring/summer 2002 and again for the fall/winter collection. In addition, Yves Saint Laurent launched two important product categories. In cooperation with the Group's eyewear licensee, Yves Saint Laurent introduced sunglasses in the second quarter. In July the company presented its first watch lines, which will ship to selected specialty retailers and directly-operated stores this fall.

        Yves Saint Laurent opened stores in Bal Harbour (Florida) and Taipei (Taiwan) in the course of the first half, increasing the directly-operated store network to 46 as at July 31, 2002 from 43 as at January 31, 2002. Yves Saint Laurent is scheduled to have 47 directly-operated stores by the end of 2002 and approximately 55 by year end 2003. During the first half, Yves Saint Laurent made important progress in securing key locations for directly-operated stores, which will open in late 2002 and in 2003, including: rue Faubourg Saint Honoré in Paris; via Montenapoleone in Milan; Rodeo Drive in Beverly Hills; Bond Street in London; and 57th Street near Fifth Avenue in New York. Management expects these stores, together with those actually open, to be a primary source of future growth for the division.

        The wholesale network also improved markedly as the company successfully negotiated with leading US and European department and specialty stores to obtain excellent locations for "hard format" shops-in-shop, which are expected to number approximately 30 by year end 2002 and approximately 55 by the end of 2003.

	First Half 2002			First Half 2001(1)
(Million of Euros)
	€	%		€	%
Revenues	66.8	100.0%		45.3	100.0%
Gross profit	40.8	61.1%		26.1	57.6%
Operating profit (loss) before goodwill and trademark amortization	(33.0)	(49.5%	)	(39.0)	(85.3%	)
Goodwill and trademark amortization	11.6	17.3%		10.6	23.4%
Operating profit (loss)	(44.6)	(66.8%	)	(49.6)	(108.8%	)

(1)
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

Revenues

        Yves Saint Laurent achieved exceptionally strong sales growth: on a constant currency basis, retail sales advanced 140.4%, while sales of leather goods, driven by the Mombasa handbag line, jumped 231.4%. The triple digit growth of leather goods and accessories indicates that Yves Saint Laurent is succeeding in executing its strategy of rapidly growing sales of these high margin products.

Profitability

        Yves Saint Laurent's gross margin was 61.1%, compared to 57.6% in 2001. Excluding royalty income, the gross margin increased to 56.8% from 42.7%, driven by robust sales growth from the directly-operated stores and high-margin leather goods as well as and increased levels of full price sell-through.

        Yves Saint Laurent's operating loss before goodwill and trademark amortization declined to € 33.0 million from € 38.7 million. The reduced losses owed to the improved gross margin and the operating leverage from the strong retail and wholesale sales growth and was achieved notwithstanding significantly increased communication expenditures and reduced royalties resulting from the deliberately drastic reduction of licenses.

        Based on first half trends and excellent consumer interest in the fall/winter collection, management expects Yves Saint Laurent to generate robust double digit sales growth in full year 2002 and reduce its operating loss before goodwill and trademark amortization below that of 2001, € 76.4 million. In addition, management believes that given the overall momentum of the Yves Saint Laurent brand, the globalization and enhancement of the distribution network and the increasing breadth of the collection, the business is positioned to achieve its objectives of strong double-digit revenue growth in the coming seasons and profitability by 2004.

YSL BEAUTÉ

	First Half 2002		First Half 2001(1)
(Million of Euros)
	€	%	€	%
Revenues
By Brand
Yves Saint Laurent	172.0	73.1%	160.4	69.2%
Roger & Gallet and Licensed Brands	62.1	26.4%	70.3	30.3%
Interdivisional	1.1	0.5%	1.2	0.5%

Total	235.2	100.0%	231.9	100.0%

By Region
Europe	151.6	64.5%	142.3	61.4%
United States	28.3	12.0%	34.0	14.7%
Asia	21.3	9.1%	22.4	9.7%
Rest of World	32.9	13.9%	32.0	13.7%
Interdivisional	1.1	0.5%	1.2	0.5%

Total	235.2	100.0%	231.9	100.0%

(1)
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

Revenues

        Difficult trading conditions globally continued to hamper the prestige fragrance and cosmetics industry, including YSL Beauté. Accordingly, notwithstanding good performance from the Yves Saint Laurent brand, YSL Beauté generated only modest revenue growth of 1.5% (or 2.9% on a constant currency basis) to € 235.2 million. YSL Beauté observed continued weak demand in the United States, Japan and certain European markets (Italy, France). Sales in non-Japan Asia rebounded principally as a result of improved demand from travel and duty-free retailers.

        YSL Beauté continued to enhance distribution by closing inappropriate points of sale ("POS"). Management expects to lower POS to approximately 15,000 by the end of 2002 from 16,800 at the end of 2001 and thereby complete the restructuring of distribution begun in 2000.

	First Half 2002			First Half 2001(1)
(Million of Euros)
	€	%		€	%
Revenues	235.2	100.0%		231.9	100.0%
Gross profit	173.4	73.7%		167.4	72.2%
Operating profit (loss) before goodwill and trademark amortization	(6.0)	(2.6%	)	(2.7)	(1.2%	)
Goodwill and trademark amortization	20.6	8.7%		20.3	8.7%
Operating profit (loss)	(26.6)	(11.3%	)	(23.0)	(9.9%	)

(1)
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

Yves Saint Laurent

        Sales of Yves Saint Laurent brand perfumes and cosmetics increased 7.3% (9.0% on a constant currency basis) to € 172.0 million. The advance was led by strong performance from the pillar fragrances: on a constant currency basis, Opium was up 12.1%, Paris up 10.0% and Kouros up 11.8%. Yves Saint Laurent also achieved 10.0% constant currency growth in make-up thanks to the successful Ligne Intense line. Nu, launched in October 2001, also contributed to sales growth in the first half.

        Yves Saint Laurent in July presented a new men's fragrance, M7, which it will launch in France and the United States in October. YSL Beauté plans to launch an eau de toilette and initiate a new advertising campaign for Nu in 2003 with the objective of generating higher consumer interest and sales.

Other Brands

        Sales of Roger & Gallet were even compared to first half 2001. Sales of the licensed brands declined owing principally to lower revenues at Fendi and Van Cleef & Arpels. Oscar de la Renta launched a new fragrance, Intrusion, which enjoyed strong demand in the Americas, the brand's main market.

        Profitability

        YSL Beauté gross margin climbed to 73.7% (€ 173.4 million) from 72.2% (€ 167.4 million) thanks to proportionally higher sales of Yves Saint Laurent brand fragrances and cosmetics and notwithstanding increased provisions for potential obsolescence of slow moving merchandise.

        The operating loss before goodwill and trademark amortization increased to € 6.0 million from € 2.7 million mainly due to increased selling and marketing and promotion expenses as well as the comparative effect of certain nonrecurring income items recorded in the second quarter of 2001.

        Notwithstanding first half losses—which are not unusual given YSL Beauté's strong seasonality—and owing to expected good performance from the Yves Saint Laurent pillar lines, management believes YSL Beauté will achieve mid-to-high single digit sales growth and an operating margin before goodwill and trademark amortization of approximately 7% in full year 2002.

OTHER OPERATIONS

	First Half 2002(1)			First Half 2001(2)
(Million of Euros)
	€	%		€	%
Revenues	162.0	100.0%		113.1	100.0%
Operating profit (loss) before goodwill and trademark amortization	(33.1)	(20.4%	)	(12.9)	(11.4%	)
Goodwill and trademark amortization	21.2	13.1%		15.5	13.7%
Operating profit (loss)	(54.3)	(33.5%	)	(28.4)	(25.1%	)

(1)
Sergio Rossi; Boucheron; Bottega Veneta; Bédat & Co.; Luxury Timepieces Design; Stella McCartney; Alexander McQueen; Balenciaga; Industrial Operations.

(2)
Sergio Rossi; Boucheron; Bottega Veneta; Bédat & Co.; Luxury Timepieces Design; Stella McCartney.
First half 2001 translated into Euros from previously reported US Dollars at the average Euro – US Dollar rate during the period.

        In aggregate, the businesses in the Group's Other Operations generated revenues of € 162.0 million, compared to € 113.1 million in the first half of 2001, an increase driven by organic growth as well as the consolidation of new businesses—Alexander McQueen, Balenciaga and certain industrial operations. The operating loss from the Other Operations increased to € 33.1 million from € 12.9 million due to the significant rise in expenditures necessary to develop the businesses.

Sergio Rossi

        Sergio Rossi achieved double digit retail sales growth thanks to a strong spring/summer collection and timely deliveries of the fall/winter collection. In July and August Sergio Rossi opened new stores on Rodeo Drive in Beverly Hills and Ala Moana in Hawaii and moved its New York flagship to a larger and better location on Madison Avenue.

Boucheron

        The high profile launch of Boucheron's new jewelry collections in July was extremely well received, generating extensive media coverage and much anticipation for the new lines, which are due in stores in November. Boucheron plans to open important flagships in San Francisco, Honolulu, Milan, London and Tokyo Ginza in the second half of 2002 and in New York, Paris and Rome in 2003.

Bottega Veneta

        Bottega Veneta enjoyed triple-digit retail sales growth thanks to excellent customer response to new product lines which have established the brand at the highest end of the luxury leather goods market. The company opened key flagship stores on Rue Faubourg Saint Honoré in Paris and Sloane Street in London in July and on via Monte-napoleone in Milan in September.

Bédat & Co.

        Bédat & Co. enhanced its product offering through expanded lines while extending distribution in Europe, the United States and Japan.

Emerging Brands

        Stella McCartney, Alexander McQueen and Balenciaga each experienced strong consumer and trade response to their spring/summer collections and strong sell-in of their fall/winter collections. Alexander McQueen opened its first United States store on 14th Street in lower Manhattan, New York, in late July; Stella McCartney opened its first store, also in Manhattan on 14th Street, in mid September.

OTHER ITEMS

Goodwill and Trademark Amortization

        Group goodwill and trademark amortization amounted to € 61.7 million (€ 50.3 million, net of deferred tax), compared to € 64.1 million (€ 52.7 million, net of deferred tax) in first half 2001.

Net Financial Income

        Net financial income of € 30.8 million (compared to € 52.5 million in 2001) reflected a 3.8% annualized yield on the Group's average net financial assets. The decline in net financial income was due primarily to lower interest rates as well as the Group's reduced net cash position following capital investments and acquisitions in the second half of 2001 and the first half of 2002 and the extraordinary dividend of € 364.5 million paid in December 2001.

Taxes

        Group taxation for first half 2002 was € 4.3 million. This included a 25% effective tax rate at the Gucci Division; a 5% effective tax rate on interest income from cash under management; € 11.4 million in reversals of deferred tax liabilities related to trademark amortization; and the impact of tax loss carry-forwards at certain loss making businesses.

        Group taxation for first half 2001 was € 21.3 million. This included a 25% effective tax rate at the Gucci Division; a 5% effective tax rate on interest income from cash under management; € 11.4 million in reversals of deferred tax liabilities related to trademark amortization; and the impact of tax loss carry-forwards at certain loss making businesses.

Repurchase of Shares

        During the second quarter of 2002, the Group repurchased 550,000 of its own shares for an aggregate cost of € 48.9 million.

Net Income

        Group net income after minority interests was € 78.3 million, compared to € 156.9 million in first half 2001. Fully diluted net income per share in first half 2002 and 2001 was € 0.76 and € 1.55, respectively. Excluding goodwill and trademark amortization, management calculates Group adjusted fully diluted net income per share in first half 2002 and 2001 would have been € 1.25 and € 2.07, respectively.

Seasonality

        The Group's results of operations for a given quarter or half-year are affected by various seasonal influences. Accordingly, Gucci Group's results for each quarter or half-year are not necessarily indicative of results in the other quarters or half-year, and the Company's net income may vary materially from one interim period to another. The second half of any year generally displays somewhat greater net revenues and profits for the Group because of the important Christmas season and holidays in Japan.

Liquidity and Capital Resources

        Management believes that the Group's financial condition, available credit lines as of July 31, 2002 and expected future cash flows provide sufficient liquidity and capital resources to support the ongoing working capital and capital expenditure needs for the Company and all its subsidiaries and to finance potential further acquisitions in the luxury goods sector.

        Cash flow provided by operating activities was € 76.8 million, compared to € 78.5 million in first half 2001. The reduction in cash flow from operating activities was due primarily to the fall in net income as the increase in assets and liabilities declined to € 114.7 million from to € 185.0 million.

        Cash used in investing activities was € 177.6 million, compared to € 355.3 million in first half 2001. First half 2002 investing activities included € 96.5 million in store openings and refurbishment and € 56.0 million in other capital expenditures. First half 2001 investing activities included € 44.7 million in store openings and refurbishment and € 74.6 million in other capital expenditures as well as € 236.0 million in acquisitions.

        In first half 2002, net cash provided by financing activities was € 180.6 million and related principally to the increase of long-term financial payables. In first half 2001 net cash used in financing activities was € 605.1 million and related principally to repayment of long-term financial payables and reclassification of certain long-term financial payables to short-term loans.

        As at July 31, 2002, cash and cash equivalents amounted to € 2,728.1 million, compared to € 3,151.2 million at the end of first half 2001. € 1,851.8 million (€ 2,521.2 million in 2001) were held in third party asset management accounts and invested in securities and money market instruments issued by reputable entities and with acceptable credit quality. As of July 31, 2002 each managed portfolio had an overall rating of at least AA, and an adequate level of diversification (Company guidelines for third party asset managers state that no issue should exceed 10% of a portfolio and a portfolio should not purchase more than 10% of any issue).

        Store leases represent a major financial commitment for the Group. As at July 31, 2002, the minimum future store lease rentals for contracts with fixed rental payments amounted to € 597.1 million, compared to € 455.6 million on July 31, 2001. The present value of the minimum rental payments calculated using current market interest rates was € 487.5 million at July 31, 2002 compared to € 374.3 million at July 31, 2001. A significant portion of Gucci's retail space is rented under lease contracts that provide partially or entirely for variable rent calculated as a percentage of sales. Such rental payments amounted to € 41.3 million in first half 2002, compared to € 41.6 million in first half 2001.

        Long-term tax payable and deferred tax liabilities (primarily deferred tax liabilities related to the non-deductibility for tax purposes of the future amortization of trademarks and brand licenses acquired in 2000 and 1999) were € 369.5 million at July 31, 2002, compared to € 379.4 million at January 31, 2002.

CORPORATE INFORMATION

Supervisory Board

Adrian D.P. Bellamy (Chairman)

Executive Chairman of The Body Shop International plc, Director of The Gap, Inc., Reckitt Benckiser plc, The Robert Mondavi Corporation and Williams-Sonoma, Inc.

Patricia Barbizet

Chief Executive Officer of Artemis S.A., Chairman of the Supervisory Board of PPR, and a member of the board of several operating companies affiliated with Artemis S.A. and PPR

Aureliano Benedetti

Chairman of the board of directors of Cassa di Risparmio di Firenze S.p.A., Centro Vita Assicurazioni S.p.A., Eptaconsors S.p.A., Vice Chairman of the board of directors and the Executive Committee of A.B.I. (Italian Banking Association), and a member of the board of several industrial and financial companies

Reto F. Domeniconi

Director of several international industrial and financial companies

Patrice Marteau

Chief Financial Officer of PPR, Member of the Board of several operating companies affiliated with PPR

François Henri Pinault

General Partner and Manager of Financière Pinault (parent of Artemis S.A.), Managing Director of Artemis S.A., a member of the Supervisory Board of PPR and a member of the board of several operating companies affiliated with Artemis S.A. and PPR

Karel Vuursteen

Director of Heineken Holding N.V., AB Electrolux, Randstad Holding N.V.
Vice Chairman of the Supervisory Board of Nyenrode University and a member of the Supervisory Board of Akzo Nobel N.V., Koninklijke Ahold N.V. and ING Group N.V.

Serge Weinberg

Chief Executive Officer and Chairman of the Management Board of PPR, Member of the Board of several operating companies affiliated with Artemis S.A. and PPR

Management Board

Domenico De Sole (Chairman)

President, Chief Executive Officer and Chairman of the Management Board

Tom Ford (Vice Chairman)

Creative Director and Vice Chairman of the Management Board

Aart Cooiman

Executive of "Staten" Trust enAdministratiekantoor B.V.

Management Committee

Domenico De Sole

President, Chief Executive Officer and Chairman of the Management Board

Tom Ford

Creative Director and Vice Chairman of the Management Board

Brian Blake

Executive Vice President, Gucci Group

Massimo Braglia

Chief Executive Officer of Sergio Rossi

Patrizio di Marco

Chief Executive Officer of Bottega Veneta

Mark Lee

President and Managing Director of Yves Saint Laurent

Massimo Macchi

President of Gucci Group Watches and Boucheron

James McArthur

Executive Vice President
Director of Strategy and Acquisitions and President of Emerging Brands

Renato Ricci

Worldwide Director of Human Resources

Chantal Roos

President and Managing Director of YSL Beauté

Giacomo Santucci

President and Managing Director of Gucci Division

Robert Singer

Executive Vice President and Chief Financial Officer

SHAREHOLDER INFORMATION

Corporate Headquarters

Registered address:

Gucci Group N.V.
Rembrandt Tower, 1 Amstelplein,
1096 HA Amsterdam, The Netherlands
Phone: 31-20-462-1700
Fax: 31-20-465-3569
Website: www.guccigroup.com

Investor Contact:

Cedric Magnelia and Enza Dominijanni
Directors of Investor Relations

Amsterdam:

Phone: 31-20-462-1707
Fax: 31-20-465-3569

Florence:

Phone: 39-055-7592-2456
Fax: 39-055-7592-2478

Email: investor_relations@gucci.it

Gucci Group N.V. Shares

Gucci Group is listed and traded on the Euronext Amsterdam Stock Exchange under the symbol GCCI.AS and is a component of the AEX index. The Company's shares also are traded on the New York Stock Exchange under the symbol GUC.

Transfer Agents:

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258 U.S.A.

Toll Free for domestic callers:

1-888-BNY-ADRS (1-888-269-2377)
International Callers can call:
1-610-312-5315

shareowner-svcs@bankofny.com
www.adrbny.com
www.stock.bankofny.com

Kas Associatie N.V.
Spuistraat 172
1012 VT Amsterdam, The Netherlands
Phone: 31-20-557-5134
Fax: 31-20-557-6100

Independent Accountants

PricewaterhouseCoopers N.V.
Prins Bernhardplein 200
1097 JB Amsterdam, The Netherlands

November 22, 2002
Grafiche Omnia
Milan

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2002	GUCCI GROUP N.V.
	By:	/s/ ROBERT S. SINGER
	Name:	Robert S. Singer
	Title:	Chief Financial Officer

QuickLinks

2002 half year report
PRESIDENT AND CEO'S LETTER TO SHAREHOLDERS
FINANCIAL STATEMENTS AND NOTES GUCCI GROUP N.V.
REPORT OF INDEPENDENT ACCOUNTANTS
REPORT OF THE MANAGEMENT BOARD
CORPORATE INFORMATION
SHAREHOLDER INFORMATION
SIGNATURES